SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March, 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On February 26, 2009, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) passed resolutions on the following agenda.

The 48th Annual General Meeting of Shareholders of KEPCO

Date and time	March 20, 2009 (Friday), 10:00 a.m. (Seoul Time)
Place	411 Youngdong-daero, Gangnam-gu, Seoul, Korea, Grand Hall at the head office of KEPCO

Report

1. Review of the report of the Audit Committee on the proposed financial statements of KEPCO for the fiscal year ended December 31, 2008

2. General report on the business of KEPCO for the fiscal year ended December 31, 2008

Agenda

1. Shareholders’ approval of the proposed non-consolidated balance sheets, income statements and the statement of disposition of deficit as of or for the fiscal year ended December 31, 2008, each prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP*

2. Shareholders’ approval of maximum limit of remuneration for the Standing Directors

3. Shareholders’ approval of amendment to the Articles of Incorporation**

*	The referenced financial statements will be made publicly available on Form 6-K to be filed with the U.S. SEC prior to the annual general meeting of shareholders.
**	Proposed amendments attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: March 4, 2009

1. Proposed Amendments to the Articles of Incorporation of Korea Electric Power Corporation

Existing Provisions	Proposed Amendments

Article 2 (Purpose)

[4] Investments or contributions related to the businesses mentioned in Items 1 through 3;

[5] Businesses incidental to Items 1 through 4; and

[6] Other activities entrusted by the Government.

Article 2 (Purpose)

[4] Overseas businesses related to the businesses mentioned in Items 1 through 3;

[5] Investments or contributions related to the businesses mentioned in Items 1 through 4;

[6] Businesses incidental to Items 1 through 5;

[7] Other activities entrusted by the Government.

Article 19 (Notice of Convening of the General Meeting of Shareholders)

In convening a General Meeting of Shareholders, written notice, stating the date, time and place of the meeting and the agenda for such Meeting, shall be dispatched at least two (2) weeks prior to the date set for such Meeting; provided, however, that with respect to shareholders holding not more than 1% of the total number of issued and outstanding voting shares, the notice may be replaced by giving at least two (2) week advance public notice with respect to the convening of and agenda for the Meeting at least twice in at least two (2) daily newspapers published in Seoul.

Article 19 (Notice of Convening of the General Meeting of Shareholders)

In convening a General Meeting of Shareholders, written notice, stating the date, time and place of the meeting and the agenda for such Meeting, shall be dispatched at least two (2) weeks prior to the date set for such Meeting; provided, however, that with respect to shareholders holding not more than 1% of the total number of issued and outstanding voting shares, the notice may be replaced by giving at least two (2) week advance public notice with respect to the convening of and agenda for the Meeting at least twice in at least two (2) daily newspapers published in Seoul or by disclosing such notice through the Data Analysis, Retrieval Transfer System (the “DART System”) operated by the Financial Supervisory Service or the Korea Exchange.

Existing Provisions	Proposed Amendments

Article 35 (Remuneration for Officers and Employees)

[3] The standards for remuneration in Paragraph 2 with respect to the President and the Standing Directors shall take into account the following:

1. President: The Corporation’s performance records and the employment contract terms, as well as the level of performance under the employment contract, pursuant to Article 28-3 Paragraphs 3 and 4.

2. Standing Directors: Evaluation of the performance under the performance agreement pursuant to Article 28-3 Paragraph 5

[4] Any interested officer may not participate in the meeting of the Board of Directors which is convened to determine the remuneration for officers in Paragraph 2.

The amendments shall take effect on the date of public promulgation thereof.

Article 35 (Remuneration for Officers and Employees)

[3] The standards for remuneration in Paragraph 2 with respect to the President and the Standing Directors shall be determined by the Board of Directors in accordance with the remuneration guidelines established by the Ministry of Strategy and Finance following deliberation and voting thereon by the Operation Committee, and shall take into account the following:

1. President: The Corporation’s performance records and the employment contract terms, as well as the level of performance under the employment contract, pursuant to Article 28-3 Paragraphs 3 and 4.

2. Standing Directors: Evaluation of the performance under the performance agreement pursuant to Article 28-3 Paragraph 5

[4] Any interested officer may not participate in the meeting of the Board of Directors which is convened to determine the remuneration for officers in Paragraph 2 and 3.

The amendments shall take effect on the date of public promulgation thereof.

2. Pursuant to changes in relevant law and regulations, the names of the following government entities, statutes and regulations as referred to our existing articles of incorporations will be changed as follows in our amended articles of incorporations:

Existing References	Amended References
Minister of Commerce, Industry & Energy	Minister of Knowledge Economy
Minister of Planning & Budget	Minister of Strategy & Finance
Securities and Exchange Act (the “SEA”)	Capital Market and Financial Investment Business Act
Act on the Contribution In-kind of State Properties	State Properties Act